ANNUAL MEETING RESULTS

An annual meeting of the funds shareholders was held on December 11, 2012. Each matter voted upon at the meeting, as well as the number of votes cast for, against or withheld, the number of abstentions, and the number of broker non-votes (if any) with respect to such matters, are set forth below.

(1) The funds preferred shareholders were asked to elect two nominees for director at the meeting
Roger A. Gibson and Leonard W. Kedrowski. A quorum of the preferred shares required to vote on this matter was not represented in person or by proxy at the meeting held on December 11, 2012. Because Roger A.
Gibson and Leonard W. Kedrowski were previously elected by the preferred shareholders to serve until their successors were elected and qualify, they will continue to serve as directors until they or their successors are elected.

(2) The funds common and preferred shareholders,
voting as a single class, elected the following
directors:
                                       Shares
				     Withholding
                           Shares     Authority
                         Voted For     To Vote

John P. Kayser .......... 3,506,472    228,888
Richard K. Riederer ..... 3,487,738    228,888
James M. Wade ........... 3,506,472    228,888

(3) The funds common and preferred shareholders, voting as a single class, ratified the selection by the funds board of directors of Ernst & Young LLP as the independent registered public accounting firm for the fund for the fiscal period ending August 31, 2013. The following votes were cast regarding this matter:

  Shares        Shares                      Broker
Voted For   Voted Against    Abstentions  Non-Votes
3,698,382       22,603          66,985        0